Filed pursuant to Rule 433
Registration No. 333-141484
March 22, 2007
Great Basin Gold Ltd.
Treasury Offering of Units
Preliminary Terms & Conditions — Subject To Completion

Issuer:	Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”)

Issue:	Treasury offering of Units.

Units:	Each Unit will consist of one common share (the “Common Shares”) and one half of a common share purchase warrant (the “Warrants”). Each full Warrant entitles the holder to purchase one common share of the Company at C$· at any time until 24 months after the Closing.

Issue Price:	C$· per Unit (in the context of the market)

Issue Size:	Approximately US$90 million (approximately C$105 million)

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable at the Issue Price for a period of 30 days following the closing of this offering, to purchase up to an additional 15% of the Issue Size to cover over-allotments, if any.

Use of Proceeds:	Great Basin Gold intends to use approximately half of the proceeds to pay the cash purchase price for Hecla Ventures Corp. which holds 50% earn-in rights to Great Basin’s advanced Carlin Trend gold project known as the Hollister Development Block. The balance of the proceeds will be used for capital expenditures to advance the Hollister project towards production and for general corporate purposes.

Form of Offering:	Marketed public offering by way of a short-form prospectus filed in all provinces and territories of Canada and in the United States pursuant to a registration statement filed under the Multi-Jurisdictional Disclosure System (“MJDS”). International sales as permitted.

Listing:	An application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the American Stock Exchange (the “AMEX”). The common shares currently trade under the symbols “GBG” on the TSX, “GBN” on the AMEX and “GB GOLD” on the Johannesburg Stock Exchange. An application will be made to list the Warrants on the TSX.

Eligibility:	Eligible for Canadian RRSPs, RRIFs, RESPs and DPSPs.

Bookrunner:	BMO Capital Markets

Pricing:	The week of April 2, 2007.

Closing:	The week of April 9, 2007.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets collect at 1-212-702-1969.